September 9, 2010
Cicely L. LaMothe
Accounting Branch Chief
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C., 20549-6010

Re:	Diversified Restaurant Holdings, Inc.
Forms 10-K and 10-K/A for fiscal year ended December 27, 2009
Forms 10-Q for the fiscal quarters ended March 28, 2010 and June 27, 2010
Form 8-K/A, filed April 19, 2010
File No. 000-53577
Dear Ms. LaMothe:
On behalf of Diversified Restaurant Holdings, Inc. (the “Company”), we write to provide written responses to the comments contained in your letter to the Company dated August 24, 2010, related to the above-referenced reports. For your ease of reference, your comments, followed by the Company’s responses thereto, are set forth below.
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 27, 2009
Commission Comment:
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 17.
1.	In future filings, please expand your disclosure of market information to include the range of high and low bid information for each full quarterly period in the last two fiscal years, pursuant to Regulation S-K Item 201(a)(iii).
Company Response:
In future filings, the Company will expand its disclosure of market information as requested.
Counselors At Law
Detroit          Nashville          Washington, D.C.          Toronto          Phoenix          Las Vegas
Bloomfield Hills          Ann Arbor          Lansing          Grand Rapids

Dickinson Wright PLLC
Cicely L. LaMothe
September 9, 2010

Commission Comment:
Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations
Results of Operations, page F-2
2.	We note the disclosure on page 8, which states that you have a continuous capital improvement plan for your restaurants. Please revise your discussion of operating expenses to describe the expenses associated with capital improvements, if material. To the extent you have material commitments for capital expenditures, please disclose them under Liquidity and Capital Resources and indicate the anticipated source of funds needed to fulfill such commitments. Refer to Item 303(a)(1) of Regulation S-K. Please provide the disclosure in future filings and tell us how you plan to comply.
Company Response:
Although the Company referenced the fact that it has a continuous capital improvement plan in the description of its business operations, the Company did not incur any operating expenses associated with capital improvements during the fiscal year ended December 27, 2009. The average age of the Company’s stores on December 27, 2009 was less than 2 years with the oldest being built in August of 2007. As stated in our disclosure, remodels and capital improvements typically are not necessary until the fifth year of operation. As such, no disclosures regarding capital improvement expenditures in the Company’s results of operations were required for fiscal year 2009.
In future filings and to the extent material, the Company will provide disclosures regarding its capital improvement obligations detailing: (a) the amounts actually spent during the reporting period on capital improvements to its existing stores and the sources of funds used for such improvements; and (b) the identity and number of stores requiring capital improvements during the coming 12 months, the anticipated costs of such improvements and the anticipated source of funds needed to fulfill such obligations.
Commission Comment:
Liquidity and Capital Resources, page F-6
3.	We note in your consolidated financial statements, you have discussed a subsequent acquisition and the granting of promissory notes which will significantly impact your financial condition. In future filings, as applicable, please expand your discussion of liquidity and capital resources to reflect those events and commitments which are reasonably likely to have a material impact on the liquidity and capital resources of your company. Reference is made to SEC Release No- 33-8350.
Counselors At Law
Detroit          Nashville          Washington, D.C.          Toronto          Phoenix          Las Vegas
Bloomfield Hills          Ann Arbor          Lansing          Grand Rapids

Dickinson Wright PLLC
Cicely L. LaMothe
September 9, 2010

Company Response:
The Company will expand its discussion of liquidity and capital resources in future filings as requested.
Commission Comment:
Item 15. Exhibits and Financial Statement Schedules, page 21
4.	Exhibits 10.14 and 10.15 appear to contain omissions of substantive terms. Please file unredacted copies of these agreements in an amendment to your 10-K, in a Form 8-K, or as exhibits to your next periodic report.
Company Response:
Exhibits 10.14 and 10.15 appear to contain technical errors as a result of the Edgarization process. Redactions were not intended. The Company will attach corrected copies of these exhibits to its next quarterly report on Form 10-Q.
Commission Comment:
5.	Please file the development agreement with Buffalo Wild Wing restaurants, which you discuss in the Business section on page 4, as an exhibit to your next periodic report, or tell us why you believe it is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.
Company Response:
The Company will file the development agreement as an exhibit to its next quarterly report on Form 10-Q, as requested.
Commission Comment:
6.	We note that your certifications attached as Exhibits 31.1 and 31.2 to your Form 10-K for the fiscal year ended December 27, 2009 inadvertently omit each such certifying individual’s title at the end of the certification. In future filings, please ensure to include such designations in your officers’ certifications.
Company Response:
The Company will ensure that the titles of its certifying officers are included in future filings, as requested.
Counselors At Law
Detroit          Nashville          Washington, D.C.          Toronto          Phoenix          Las Vegas
Bloomfield Hills          Ann Arbor          Lansing          Grand Rapids

Dickinson Wright PLLC
Cicely L. LaMothe
September 9, 2010

Commission Comment:
Signatures, page 24
7.	The Form 10-K must be signed by your controller or principal accounting officer in accordance with General Instruction D(2)(a) to Form 10-K. Please file an amended 10-K to include that person’s signature. If your controller or principal accounting officer has already signed the report, please tell us who serves in that capacity and confirm that you will include the additional title on the signature page in your future filings.
Company Response:
Mr. David Burke served as our principal financial and accounting officer at the time our Form 10-K for the fiscal year ended December 27, 2009 was filed, and continues to serve in those capacities today. Mr. Burke executed the report, but the additional title of principal accounting officer was inadvertently omitted. In future filings, we will ensure that the additional title of principal accounting officer is included, as requested.
FORM 8-K/A, FILED APRIL 19 2010
Exhibit 99.2 — Pro Forma Consolidated Financial Information
Commission Comment:
8.	Please provide us with your rationale for the determination to exclude from your pro forma financial information, any pro forma adjustment to reflect the promissory notes issued for the purchase price of the AMC Managed Affiliates Group assets, as the creation of these liabilities appear to be both directly attributable to the transaction and will likely have a continuing impact on the company.
Company Response:
The Company determined that, due to the nature of the transaction, total liabilities and stockholder’s equity would remain unchanged whether or not the notes were included because any increase in liabilities would have been offset by a reduction in equity. Given this neutral impact, the Company concluded that a pro forma adjustment to reflect the promissory notes was not warranted.
Counselors At Law
Detroit          Nashville          Washington, D.C.          Toronto          Phoenix          Las Vegas
Bloomfield Hills          Ann Arbor          Lansing          Grand Rapids

Dickinson Wright PLLC
Cicely L. LaMothe
September 9, 2010

Commission Comment:
9.	We note from your disclosure that the transaction occurred between affiliated entities and therefore no goodwill or other adjustments were recognized. Please provide your basis for this accounting. Clarify for us if the acquisition was accounted for as a transaction between entities under common control at historical cost pursuant to FASB ASC 805-50- 15-6 or as a purchase at fair value pursuant to FASB ASC 805-50-25-1. To the extent the transaction was accounted for at historical cost, please tell us how you determined the entities were under common control and disclose the ownership interests held in each of the entities before and after the transaction. To the extent the transaction was accounted for as a purchase, please advise us how you made adjustments to record the net assets acquired at fair value.
Company Response:
The Company accounted for the acquisition as a transaction between entities under common control at historical cost. The Company considered the following factors in determining that the transaction occurred between affiliated entities:
•	T. Michael Ansley, Chairman of the Board of Directors and majority stockholder of the Company, owned directly or indirectly at least 50% of the outstanding ownership interests in the nine (9) entities purchased by the Company. Specifically, Mr. Ansley and family members owned the following percentages of the nine entities:

Flyers Enterprises, Inc.	75%
Anker, Inc.	75%
TMA Enterprises of Novi, Inc.	75%
Bearcat Enterprises, Inc.	55%
TMA Enterprises of Ferndale, LLC	65%
AMC Warren, LLC	55%
MCA Enterprises Brandon, Inc.	80%
Buckeye Group, LLC	80%
Buckeye Group II, LLC	80%
•	The Company, through its subsidiary AMC Group, Inc., performed all management services for the nine entities.

•	Upon completion of the transaction, AMC Wings, Inc., a wholly-owned subsidiary of the Company, now owns 100% of the ownership interest in the above listed entities.
Counselors At Law
Detroit          Nashville          Washington, D.C.          Toronto          Phoenix          Las Vegas
Bloomfield Hills          Ann Arbor          Lansing          Grand Rapids

Dickinson Wright PLLC
Cicely L. LaMothe
September 9, 2010

FORM 10-Q FOR THE FISCAL PERIOD ENDED MARCH 28, 2010
Commission Comment:
Note 2. Acquisition of Nine Affiliated BWW Restaurants
10.	Further to our previous comment, to the extent the acquisition is a transaction between entities under common control, please describe to us how your presentation of your financial position, results of operations, and disclosures regarding the acquisition of affiliated restaurants complies with business combination guidance for entities under common control, pursuant to FASB ASC 805-50-45-2 through 5, and FASB ASC 805- 50-50-3.
Company Response:
The Company has reviewed accounting pronouncements relevant to the above-mentioned disclosure, including those identified by the Commission. In consultation with its independent auditor, we agree that the guidance provided by FASB ASC 805-50-45-2 through 5 should apply to this transaction. The Company believes that adherence to such guidance requires the retrospective application of such change in accounting principle to prior accounting periods. Consistent with Statement of Financial Accounting Standards No. 154, the Company plans to adjust its future financial disclosure to reflect the direct effects of this change, commencing with its next filing on Form 10-Q.
Commission Comment:
Note 12. Supplemental Cash Flows Information
11.	We note that you have disclosed the assets and liabilities assumed in your acquisition of the nine affiliated restaurants. In future filings, please expand your disclosure to also include the financing of the acquisition through the issuance of promissory notes.
Company Response:
In future filings, we will expand our disclosure to include the financing of the acquisition through the issuance of promissory notes, as requested.
Counselors At Law
Detroit          Nashville          Washington, D.C.          Toronto          Phoenix          Las Vegas
Bloomfield Hills          Ann Arbor          Lansing          Grand Rapids

Dickinson Wright PLLC
Cicely L. LaMothe
September 9, 2010

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 27, 2009, FILED APRIL 23, 2010
Board Role in Risk Oversight, page 6
Commission Comment:
12.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please tell us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.
Company Response:
With regard to Item 402(s), the Adopting Release No. 33-9089, effective February 28, 2010, states:
Consistent with the approach taken in the proposals, smaller reporting companies will not be required to provide the new disclosure, even though the new rule will not be part of CD&A. At this time, we believe that such companies are less likely to have the types of compensation policies and practices that are intended to be addressed in this rulemaking.
Footnote 46 further clarifies:
The amendments will not alter the reporting requirements for smaller reporting companies under Item 402. Specifically, smaller reporting companies are permitted to provide the scaled disclosures specified in Items 402(l) through (r) of Regulation S-K, rather than the disclosure specified in Items 402(a) through (k) of Regulation S-K.
Therefore, as a smaller reporting company, Item 402(s) is not applicable to the Company.
Commission Comment:
Item 11. Executive Compensation
Base Salary and Bonus, page 8
13.	We note that annual salary increases are tied to objective performance-based criteria. In future filings, please identify and quantify the criteria used to determine salary increases. Please provide sample disclosure in your response.
Counselors At Law
Detroit          Nashville          Washington, D.C.          Toronto          Phoenix          Las Vegas
Bloomfield Hills          Ann Arbor          Lansing          Grand Rapids

Dickinson Wright PLLC
Cicely L. LaMothe
September 9, 2010

Company Response:
In future filings we will identify the criteria used to determine salary increases. The following is a sample disclosure:
Annual salary increases are tied to objective-based criteria established by the Compensation Committee. Such criteria includes but is not limited to revenue, net income, cash flow, operating EBITDA, and other metrics specific to an individual’s role and responsibility.
Commission Comment:
Exhibits
14.	Your amended report does not include the certifications required by Rule 13a-14(a). Please file another amendment to include the appropriate certifications.
Company Response:
The Company omitted paragraphs 3-5 from its certification pursuant 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 in reliance upon Question and Answer 161.01 under the Compliance and Disclosure Interpretations of the Exchange Act Rules, which provides:
Question: May the principal executive officer and principal financial officer of an issuer omit certain paragraphs from the certifications required by Rules 13a-14(a) and 15d-14(a) when the issuer is filing an amendment to a periodic report?
Answer: If there are no financial statements or other financial information in the amendment, then paragraph 3 may be omitted from the certifications that are filed with the amendment. If the amendment does not contain or amend disclosure pursuant to Item 307 or 308 of Regulation S-K (or the equivalent disclosure requirement in Form 20-F or 40-F), and such disclosure is not otherwise required to be amended given the nature of the reasons for the amendment, paragraphs 4 and 5 may be omitted from the certifications that are filed with the amendment. Paragraphs 1 and 2 may not be omitted under any circumstances.
Therefore, the Company believes it has provided the appropriate certifications.
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Counselors At Law
Detroit          Nashville          Washington, D.C.          Toronto          Phoenix          Las Vegas
Bloomfield Hills          Ann Arbor          Lansing          Grand Rapids

Dickinson Wright PLLC
Cicely L. LaMothe
September 9, 2010

We trust that this response satisfactorily addresses your comments. However, should you have any questions or comments regarding this response or our amended filing, please contact me at (734) 623-1663 or mraymond@dickinsonwright.com.

Very truly yours, Dickinson Wright PLLC
/s/ Michael T. Raymond
Michael T. Raymond

MTR/bjw
Enclosure
cc: David G. Burke; Joel Ungar
Counselors At Law
Detroit          Nashville          Washington, D.C.          Toronto          Phoenix          Las Vegas
Bloomfield Hills          Ann Arbor          Lansing          Grand Rapids